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                             August 27, 2020

       Michael Klein
       Chief Executive Officer, President and Chairman
       Churchill Capital Corp III
       640 Fifth Avenue, 12th Floor
       New York, NY 10019

                                                        Re: Churchill Capital
Corp III
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 31, 2020
                                                            File No. 001-39228

       Dear Mr. Klein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed July 31, 2020

       Summary of the Material Terms of the Transactions, page 4

   1. We note your statement that "MultiPlan is a leading value-added provider of data analytics and
technology-enabled end-to-end cost management solutions to the U.S.
                                                        healthcare industry."
Please provide support for this statement, and disclose the measure by which you determined
MultiPlan's competitive position as a leader in the market.
   2. Please tell us the section of the Securities Act or the rule of the Commission under which exemption from
registration is claimed for the shares issued as consideration in the
                                                        Business Combination
and state the facts relied upon to make the exemption available. In this regard, disclose
the number of shares to be issued as part of the "remainder of the
                                                        Closing Merger
Consideration."
 Michael Klein
FirstName  LastNameMichael   Klein
Churchill Capital Corp III
Comapany
August 27, NameChurchill
           2020            Capital Corp III
August
Page 2 27, 2020 Page 2
FirstName LastName
MultiPlan Parent Summary Historical Financial Information, page 34

3. Financial statements and other data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. Please revise your presentations throughout the filing to comply with the guidance in ASC 205-10-S99-9
         (SAB Topic 11:E).
4. Please include a heavy black line between the Predecessor and Successor financial data throughout the filing.
Comparative Per Share Data, page 39

5. Please tell us your consideration of including equivalent pro forma book value per share data as of the most recent balance sheet date and equivalent per share income (loss) per share data for the most recent year and interim period for which financial data of
         MultiPlan Parent is presented. Please note that the equivalent pro forma per share amounts for one share of common stock of MultiPlan Parent should be calculated by multiplying the exchange ratio times each of: (i) the pro forma income
(loss) per share
         before non-recurring charges or credits directly attributable to the transaction; and (ii) the pro forma book value per share. Please refer to Item 14(b)(10) of
Schedule 14A.
Background of the Transaction, page 100

6. We note your disclosure that the terms of the transactions were the result of arm's-length negotiations between representatives. We also note the disclosed interest of two key
         Churchill representatives that seem to have been heavily involved in the negotiations --
         Michael Klein and KG. Please revise your disclosure to make note of such
         representatives' impact on the negotiations between representatives. Please also elaborate upon the related party transaction matters that were discussed at the July 9 and 12 meetings.
7. We note the various valuations of MultiPlan, including the March 3, 2020 valuation at approximately $12 billion, the April 17, 2020 and May 8, 2020 valuations at $10.5 billion, and the May 18, 2020 and May 21, 2020 valuations at $11 billion. Please describe the specific factors that contributed to the changes in valuations and ultimate agreement on the $11 billion valuation.
8. Please disclose the amount of Churchill common stock that was offered in the May 21
         Letter.
9. Enhance your disclosure to clarify the roles of KG, Citi and the "leading consulting firm"
         you consulted. In this regard, please elaborate upon Citi's and KG's perspective of Multiplan's valuation as implied by the terms of the proposed transaction and the benefits to Churchill stockholders of consummating such a transaction. Also, explain the role of financial advisor for which KG was retained.
 Michael Klein
FirstName  LastNameMichael   Klein
Churchill Capital Corp III
Comapany
August 27, NameChurchill
           2020            Capital Corp III
August
Page 3 27, 2020 Page 3
FirstName LastName
Churchill's Board of Directors' Reasons for Approval of the Transactions, page
105

10. Elaborate upon how the Board considered and arrived at a "reasonableness" conclusion as it relates to the aggregate consideration to be paid. Please also elaborate upon the views of Churchill's consultants and financial and other advisors the Board considered in connection with this factor.
11. Where you discuss the Board's consideration of opportunities for growth in revenues,
         Adjusted EBITDA and Free Cash Flow in approving the transaction, please elaborate upon this disclosure to provide the timeframe for achievement for these pro forma percentages and quantification of the amounts that are being discussed in terms of dollar amounts. If projections were prepared by the Board, separate from those offered by
         Multiplan, please provide those projections or tell us why they are not material to investors.
Proposal No. 1 - The Business Combination Proposal
Certain Forecasted Financial Information for MultiPlan, page 109

12. We note you disclose Adjusted EBITDA and Levered free cash flow, non-GAAP financial measures, in the selected forecasted financial information at the top of page 110. Please revise to include the range of forecasted net income, the most directly comparable GAAP financial measure, and provide a reconciliation to the most directly comparable GAAP financial measure. Refer to Questions 101.04 and 102.10 of the SEC Staff's Compliance
         and Disclosure Interpretations on Non-GAAP Financial Measures and Item 10(e)(1)(i) of
         Regulation S-X.
Certain Financial Analysis, page 110

13. We note that Churchill management primarily relied upon a comparable company analysis to assess the value that the public markets would likely ascribe to Churchill following a business combination with MultiPlan. We note that each comparable company is a leader in its particular sector. Please explain why market leaders are a valuable comparison for this transaction, in light of MultiPlan's direct competitors as listed in the Competition section on page 160. Please also describe what other "certain data sources" you relied upon in calculating the comparable company analysis.
14.      Disclose who prepared the analyses presented in this section.
Proposal No. 2 - The Charter Proposal
Reasons for the Amendments, page 123

15. Disclose the number of shares you will be issuing to consummate the Transactions.
 Michael Klein
FirstName  LastNameMichael   Klein
Churchill Capital Corp III
Comapany
August 27, NameChurchill
           2020            Capital Corp III
August
Page 4 27, 2020 Page 4
FirstName LastName
Annual Incentive Compensation, page 172

16. We note that for 2019, MultiPlan Parent did not achieve its target EBITDA, but Messrs.
         Kim and Doctoroff awarded discretionary bonuses anyway. Please state the reason(s) for the discretionary bonuses.
Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Adjustments and Assumptions to Unaudited Pro Forma Condensed Combined Financial
Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 195

17. Regarding adjustment (F) to Unaudited Pro Forma Condensed Combined Balance Sheet,
         please disclose how you determined the carry amount of the liability and equity components.
MultiPlan Parent's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Factors Affecting Our Results of Operations
Medical Cost Savings, page 208

18. Please disclose the unit of measure for medical charges processed. Results of Operations for the Three Months Ended March 31, 2020 and March 31, 2019, page
214

19.      We note you present a gross profit measure and a gross profit margin measure.
         These measures represent non-GAAP financial measures since cost of services excludes depreciation and amortization expense. Please disclose that gross profit and gross profit margin are non-GAAP financial measures and provide the disclosures required by Item 10(e)(i) of Regulation S-K. Also, it may be more appropriate to provide the reconciliation of gross profit required by Item 10(e)(i)(B) to the most directly comparable GAAP measure and remove gross profit and gross profit margin from the table here and on page 217.
Results of Operations for the Years Ended December 31, 2018 and December 31,
2017
Revenues, page 220

20.      You attribute the decrease in Network Services revenues to the movement of
         complementary network claims of several large customers from your Network Services products to your Analytics-Based Solutions products. However, Analytics-Based
         Solutions revenues remained flat which you attribute to a shift in product mix within
         Analytics-Based Solutions rather than incoming claims from Network Services. Please revise to reconcile this inconsistency.
 Michael Klein
FirstName  LastNameMichael   Klein
Churchill Capital Corp III
Comapany
August 27, NameChurchill
           2020            Capital Corp III
August
Page 5 27, 2020 Page 5
FirstName LastName
Debt Covenants and Events of Default, page 227

21. We note that under MultiPlan's debt agreements, a change of control is an immediate event of default. Please describe the implications of an event of default with respect to the 7.125% Senior Notes.
Revenue Recognition, page F-42

22. You disclose that you enter into into a contract with the customer once the claim is submitted for services performed under the percentage of savings arrangement. Please tell us in detail why these contracts meet the criteria in ASC 606-10-25-1.
23. On page 152, you disclose that you offer healthcare payors a set of services in each of the three categories (Analytics-Based Services, Network-Based Services and Payment
         Integrity Services) which are used in combination or individually to reduce the medical cost burden on healthcare providers and patients. Please disclose how you identify performance obligations, determine the transaction price and allocate the transaction price to the performance obligations when a healthcare payor elects a combination of services in multiple categories.
24. We note you expense sales commissions and other costs to obtain a contract when incurred because your commissions are deemed contingent on factors broader than the simple obtention of the contracts and cannot be considered directly incremental. Please tell us how this policy complies with the guidance in ASC 340-40-25.
Note 14. Stock-Based Compensation, page F-58

25. We note you changed the assumptions for computing the fair market value of stock option awards to incorporate a 20% discount for lack of marketability of the units for the years ended December 31, 2019 and 2018. Please address the following:
             Describe the factors that resulted in the change;
             Tell us how you determined that this was a change in accounting estimate; and
             Disclose the impact of this change in estimate on net income and earnings per share pursuant to ASC 250-10-50-4.
General

26. Please update the financial statements and other financial information included in the filing to comply with Rule 3-12 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Klein
Churchill Capital Corp III
August 27, 2020
Page 6

       You may contact Stephen Kim at (202) 551-3291 or Bill Thompson at (202) 551-3344 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Klein
                                                          Division of
Corporation Finance
Comapany NameChurchill Capital Corp III
                                                          Office of Trade &
Services
August 27, 2020 Page 6
cc:       Michael Aiello, Esq.
FirstName LastName